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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 2
                                       TO

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                         COMPUTER SCIENCES CORPORATION
                           (NAME OF SUBJECT COMPANY)

                         COMPUTER SCIENCES CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

                            ------------------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
         SERIES A JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   20536310-4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                             HAYWARD D. FISK, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

                         COMPUTER SCIENCES CORPORATION
                             2100 EAST GRAND AVENUE
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 615-0311
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
   NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING THIS STATEMENT)

                            ------------------------

                                   Copies to:

                             RONALD S. BEARD, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                             333 SOUTH GRAND AVENUE
                           LOS ANGELES, CA 90071-3197
                                 (213) 229-7000

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                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates to an offer by CAI Computer Services Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Computer Associates International, Inc., a Delaware corporation ("Parent"), to purchase all of the issued and outstanding Shares (as hereinafter defined) of Computer Sciences Corporation, a Nevada corporation (the "Company").

ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Computer Sciences Corporation. The address of the principal executive office of the Company is 2100 East Grand Avenue, El Segundo, California 90245. The title of the class of equity securities to which this Schedule 14D-9 relates is the Company's common stock, par value $1.00 per share, including associated Series A Junior Participating Preferred Stock Purchase Rights (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

     This Schedule 14D-9 relates to the tender offer disclosed in the Schedule 14D-1, dated February 17, 1998, filed with the Securities and Exchange Commission (the "Commission") by Purchaser (as amended, the "Schedule 14D-1"), relating to an offer by Purchaser to purchase all of the issued and outstanding Shares for an amount equal to $108.00 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 17, 1998, and the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). As set forth in the Schedule 14D-1, the principal executive office of Purchaser and Parent is located at One Computer Associates Plaza, Islandia, NY 11788.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 of this Schedule 14D-9.

     (b) Reference is made to the information contained under the captions "Election of Directors -- Compensation of Directors," "Proposed 1997 Nonemployee Director Stock Incentive Plan" and "Executive Compensation" in, and in Appendix A to, the Company's proxy statement dated July 2, 1997 relating to the Company's 1997 Annual Meeting of Stockholders (the "1997 Proxy Statement"), the relevant portions of which are filed as Exhibit (c)(1) hereto and are incorporated herein by reference. Except as described herein or incorporated herein by reference, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) any of the Company's executive officers, directors or affiliates or (ii) Purchaser and its executive officers, directors or affiliates.

  Supplemental Executive Retirement Plan.

     Effective as of February 2, 1998, the Company amended and restated its Supplemental Executive Retirement Plan (the "SERP"), which was described in the Company's 1997 Proxy Statement. Effective as of February 27, 1998, the Company amended the definition of "Average Base Salary Rate" and again restated the SERP. The following summary of the material provisions of the SERP is qualified in its entirety by reference to the full text of the SERP, as amended and restated, a copy of which is filed as Exhibit (c)(2) to this Schedule 14D-9 and is incorporated herein by reference.

     Retirement Benefits. The SERP provides retirement benefits to certain designated officers and key executives of the Company who satisfy its minimum service requirements. It provides two types of benefits: (i) an excess benefit restoration, which restores the shortfall of benefits under the Company's Pension Plan resulting from Internal Revenue Code limits on the base salary used to compute those benefits ($160,000 in

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calendar year 1997), is provided for SERP participants who also participate in the Pension Plan, and (ii) an additional benefit, as described below, is provided for all SERP participants.

     The additional benefit is equal to 50% of the participant's Average Base Salary Rate, with a deduction of 100% of the amount of primary Social Security benefits payable at the time of determination. Upon the death of the participant, a spousal benefit of 50% of the participant's benefit is generally payable for the spouse's lifetime.

     The "Average Base Salary Rate" used to calculate the additional benefit is equal to the average of the highest three of the annual base salary rates in effect on the participant's retirement date and on the same day and month of each of the preceding four years. On February 27, 1998, the SERP was amended to clarify that the Average Base Salary Rate of a participant who has been employed by the Company for less than (a) two years is equal to the average of the annual base salary rate in effect on the participant's retirement date and the same day and month of the preceding year, (b) one year is equal to the Annual Base Salary Rate in effect on the participant's retirement date.

     Retirement benefits are payable under the SERP (i) upon normal retirement from the Company at age 62 or older, or (ii) in the sole discretion of the Chief Executive Officer of the Company, upon early retirement from the Company at age 61 or younger. Except as set forth under "Change in Control Provisions" below, the additional benefit otherwise payable will be reduced by 5% for each year by which the participant's age at retirement is less than 62, and by 1/12 for each year by which the participant's period of continuous employment with the Company is less than 12 years.

     Change in Control Provisions. If there were a Change in Control of the Company and a SERP participant either (i) had an "involuntary" termination of employment within three years after the Change in Control, or (ii) had a "voluntary" termination of employment more than one year but within three years after the Change in Control, the participant would be entitled to receive retirement benefits under the SERP upon such termination of employment without regard to approval by the Chief Executive Officer or any other person. Such benefits would be calculated as if the participant, on the date of such termination of employment, were age 62 or older and had at least 12 years of continuous employment with the Company.

     The February 2, 1998 amendments to the SERP redefine "involuntary" termination of employment, for these purposes, as including voluntary termination for "Good Reason." A participant's voluntary termination of employment is deemed to be for Good Reason if it occurs within six months of any of the following events, and the participant has not consented in writing to such event:

     (i) a substantial change in the nature, or diminution in the status, of the participant's duties or position from those in effect immediately prior to the Change in Control; (ii) a reduction in the participant's annual base salary from that in effect on, or from any increase approved prior to, the date of the Change in Control; (iii) a reduction in the overall benefits provided to the participant by the Company from the amounts in effect on, or from any increases approved prior to, the date of the Change in Control; (iv) a termination of, or reduction in the participant's participation under, any stock option or other incentive compensation plan in effect immediately prior to the Change in Control, where the participant is not offered the opportunity to participate in an alternative incentive plan of reasonably equivalent value; (v) a reduction in the number of paid vacation days per year available to the participant or a material reduction or elimination of any perquisite enjoyed by the participant immediately prior to the Change in Control; (vi) a relocation of the participant's principal place of employment to greater than 35 miles from his previous place of employment; (vii) a material breach by the Company of any stock option or restricted stock agreement; or (viii) conduct by the Company, against the participant's volition, that would cause the participant to commit fraudulent acts or would expose him to criminal liability. For purposes of clauses (ii) through (v), Good Reason shall not exist if (x) the aggregate value of all compensation received by the participant after the Change in Control is reasonably equivalent to that received or approved to be received prior to the Change in Control or (y) if the reduction in aggregate value is due to reduced performance by the Company, the business unit of the Company for which the participant is responsible, or the participant.

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     Prior to the February 2, 1998 amendments, "Change in Control" was defined to include (i) the acquisition of beneficial ownership of securities representing at least 20% of the voting power of the Company, (ii) a change during any two-year period of a majority of the Board of Directors as constituted as of the beginning of such period, unless the election of each director who was not a director at the beginning of such period was approved by vote of at least two-thirds of the directors then in office who were directors at the beginning of such period, (iii) a sale of substantially all of the property and assets of the Company, (iv) a merger, consolidation, reorganization or other business combination to which the Company is a party and the consummation of which results in the outstanding voting securities of the Company being exchanged for or converted into cash, property and/or securities not issued by the Company, or (v) any other event constituting a change in control of the Company for purposes of Schedule 14A of Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The February 2, 1998 amendments to the SERP expanded the definition of "Change in Control" to include a merger, consolidation, reorganization or other business combination to which the Company is a party and the consummation of which does not result in the outstanding voting securities of the Company being exchanged for or converted into cash, property and/or securities not issued by the Company, provided that the outstanding voting securities of the Company immediately prior to such business combination (or, if applicable, the securities of the Company into which such voting securities are converted as a result of such business combination) represent less than 50% of the voting power of the Company immediately following such business combination.

     The February 2, 1998 amendments to the SERP provide that, not later than a Change in Control, the Company will transfer to an irrevocable grantor trust (as described in Section 671 of the Internal Revenue Code), assets equal in value to all accrued obligations under the SERP as of the date that is one day after a Change in Control. The Company's obligation to establish and fund such a trust does not affect the Company's obligation to provide supplemental pension payments under the SERP to the extent that such benefits are not paid out of the assets of the trust.

     Amendment and Termination. Prior to the February 2, 1998 amendments, the SERP provided that the amendment, modification, suspension or termination of the SERP following a Change in Control would cause the full vesting of benefits accrued under the SERP to any SERP participant who was a participant prior to the Change in Control. As amended, the SERP provides that it may not be amended, modified, suspended or terminated following a Change in Control without the express written consent of all participants.

     Claim Review Procedure. The February 2, 1998 amendments to the SERP establish a procedure for the review of claims relating to benefits allegedly owing under the SERP. Any participant who believes that he is owed benefits under the SERP may, within 90 days after such benefits were to have been received, file a request for review of the claim with one of certain designated officers of the Company. If such a request is filed and the claim is denied, the officer with whom the request was filed must notify the claimant of the specific reasons for the denial of the claim. At such time, the claimant will also be advised of his right to appeal the denial of his claim to the Plan Appeal Committee and of the means by which such an appeal should be made. The Plan Appeal Committee is obligated to act upon any appeal made to it within 90 days unless unusual circumstances exist, in which case the Plan Appeal Committee must respond to the appeal within 180 days.

Stock Options and Restricted Stock

     Effective February 2, 1998, the Company amended the terms of certain outstanding stock options and restricted stock, as described below.

     Amendment of Stock Options. All nonqualified stock options currently held by employees of the Company and its affiliates who are participants in the SERP were amended in the following respects:

          (a) Minimum three-month exercise period after termination of employment. Each option was amended to provide that it will not terminate, or cease to be exercisable to purchase the underlying shares with respect to which it had vested as of the date of the optionee's termination of employment, prior to

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     the earlier of (i) the expiration date of the option or (ii) three months after the date of termination of employment.

          (b) Retirement age reduced from 65 to 62. Each option provided that:
     (i) if the optionee retired, the option would remain exercisable for three years thereafter to purchase the underlying shares with respect to which it had vested as of the date of retirement; and (ii) if the optionee terminated employment prior to retirement age, the option would remain exercisable for three months thereafter to purchase the underlying shares with respect to which it had vested as of the date of termination of employment. Each option was amended to reduce the retirement age from 65 to 62.

          (c) Certain determinations to be made by continuing members of the Compensation Committee. Each option provided that unless the Compensation Committee of the Board of Directors determined otherwise within 10 business days thereafter, the option would become exercisable in full upon the date that any person became the beneficial owner of 30% or more of the outstanding Common Stock. Each option was amended so that this determination may only be made by vote of a majority of the directors of the Company who are, and immediately prior to such event were, members of the Compensation Committee.

          (d) Amendment of definition of Change in Control. Each option defined "Change in Control" as the first to occur of the following events: (i) the dissolution or liquidation of the Company; (ii) a sale of substantially all of the property and assets of the Company; (iii) a reorganization, merger or consolidation of the Company the consummation of which results in the outstanding securities of any class then subject to the option being exchanged for or converted into cash, property and/or securities not issued by the Company; (iv) any date upon which the directors of the Company who were nominated by the Board of Directors for election as directors cease to constitute a majority of the directors of the Company; or (v) a change of control of the Company of the type required to be disclosed in a proxy statement pursuant to Item 6(e) (or any successor provision) of Schedule 14A of Regulation 14A promulgated under the Exchange Act. Each option was amended to add the following additional event (the "Additional Event"): a merger, consolidation, reorganization or other business combination to which the Company is a party and the consummation of which does not result in the outstanding securities of any class then subject to the option being exchanged for or converted into cash, property and/or securities not issued by the Company, provided that the outstanding voting securities of the Company immediately prior to such business combination (or, if applicable, the securities of the Company into which such voting securities are converted as a result of such business combination) represent less than 50% of the voting power of the Company immediately following such business combination.

          (e) Acceleration of option upon Change of Control. Each option provided that if the optionee's employment with the Company or any of its subsidiaries were voluntarily or involuntarily terminated within three years after a Change of Control, then (i) the portion of the option that had not vested on or prior to the date of termination of employment would fully vest on such date and (ii) the option would remain exercisable until the earliest of the third anniversary of such date, the expiration date of the option, or, if applicable, the first anniversary of the optionee's death. Each option was amended to provide that upon a Change of Control:
     (1) the portion of the option that has not vested on or prior thereto will fully vest on such date and (2) the option will remain exercisable until the earliest of the third anniversary of such date, the expiration date of the option, or, if applicable, the first anniversary of the optionee's death.

     All nonqualified stock options which are currently held by employees of the Company and its affiliates who are not participants in the SERP, and which were granted by the Company under its 1978, 1980, 1984, 1987, 1990, 1992 or 1995
Stock Incentive Plans, other than options granted pursuant to Schedules approved by the taxing authorities in the United Kingdom or France, were amended in the same manner as described in clauses (a), (b) and (c) above, and were also amended as described below:

          (x) Additional event causing acceleration of option. Each option provided that unless the Compensation Committee of the Board of Directors determined otherwise, the option would become exercisable in full upon the approval of any of the following three types of transaction by the Board and the

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     stockholders of the Company: (i) the dissolution or liquidation of the
     Company, (ii) a sale of substantially all of the property and assets of the Company or (iii) a reorganization, merger of consolidation of the Company the consummation of which would result in the outstanding securities of any class then subject to the option being exchanged for or converted into cash, property and/or securities not issued by the Company. Each option was amended to add the Additional Event described in clause (d) above as a fourth type of transaction the approval of which has the effect described in the preceding sentence.

     Amendment of Restricted Stock. All restricted stock currently held by employees of the Company and its affiliates who are participants in the SERP was amended in the following respects:

          (a) Certain determinations to be made by continuing members of the Compensation Committee. All such restricted stock provided that unless the Compensation Committee of the Board of Directors determined otherwise within 10 business days thereafter, all restrictions imposed upon the restricted stock would lapse if any person became the beneficial owner of 30% or more of the outstanding Common Stock. All restricted stock was amended so that this determination may only be made by vote of a majority of the directors of the Company who are, and immediately prior to such event were, members of the Compensation Committee.

          (b) Lapse of restrictions upon a Change of Control. All such restricted stock provided that if the holder's employment with the Company or any of its subsidiaries were voluntarily or involuntarily terminated within three years after any of the events described in clauses (d)(i),
     (ii), (iii), (iv) or (v) in Amendment of Stock Options above, then all restrictions imposed upon the restricted stock would lapse. All such restricted stock was amended to add the Additional Event described in such clause (d), and to provide that all restrictions imposed upon the restricted stock would automatically lapse upon the first to occur of such events (rather than upon the termination of the holder's employment within three years thereafter).

     All restricted stock which is currently held by employees of the Company and its affiliates who are not participants in the SERP, and which was granted by the Company under its 1990 or 1992 Stock Incentive Plans, was amended in the following respects:

          (x) Certain determinations to be made by continuing members of the Compensation Committee. All such restricted stock provided that all restrictions imposed upon the restricted stock would lapse upon the occurrence of any of the following events: (i) unless the Compensation Committee of the Board of Directors determined otherwise within ten business days thereafter, the first date upon which any person became the beneficial owner of 30% or more of the outstanding Common Stock; (ii) any date upon which the directors of the Company who were nominated by the Board of Directors for election as directors cease to constitute a majority of the directors of the Company, unless, prior to such date, the Board of Directors shall determine otherwise; or (iii) a change in control of the Company of the type required to be disclosed in a proxy statement pursuant to Item 6(e) (or any successor provision) of Schedule 14A of Regulation 14A promulgated under the Exchange Act, unless, prior to such change in control, the Board of Directors shall determine otherwise. All restricted stock was amended so that the determination described in clause (i) above may only be made by vote of a majority of the directors of the Company who are, and immediately prior to such event were, members of the Compensation Committee.

          (y) Lapse of restrictions upon a Change in Control. All such restricted stock provided that unless the Compensation Committee of the Board of Directors determined otherwise, all restrictions imposed upon the restricted stock would lapse upon any of the events described in clauses
     (d)(i), (ii) or (iii) in Amendment of Stock Options above. All such restricted stock was amended to add the Additional Event described in such clause (d).

  Deferred Compensation Plan

     The Company has a Deferred Compensation Plan (as amended and restated to date, the "Deferred Compensation Plan"). The following summary of the material terms of the Deferred Compensation Plan is

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qualified in its entirety by reference to the full text of the Deferred
Compensation Plan, a copy of which is filed as Exhibit (c)(5) hereto and is incorporated herein by reference. The Deferred Compensation Plan permits nonemployee members of the Company's Board of Directors and certain designated officers and employees of the Company to defer into a deferred compensation account some or all of such person's retainer, consulting fees, committee fees and meeting fees (in the case of a nonemployee director) or such person's annual bonus pursuant to the Company's Annual Management Incentive Plan (in the case of officers or employees) pursuant to an election made by such person no later than the last day of the next preceding fiscal year. The annual rate of return credited to each deferred compensation account equals 120% of the 120-month rolling average yield on a ten-year U.S. Treasury Note, calculated as of December 31 of the preceding year. The full value of the deferred compensation account becomes payable upon death, retirement after the person turns 62 or upon termination prior to retirement. Up to the full value may be withdrawn within three years of a Change in Control (in which event a 5% withdrawal penalty applies), in the event of certain hardship events (in which event no penalty applies) or otherwise (in which event a 10% withdrawal penalty applies).

     "Change in Control" is defined as (a) the acquisition by any person, entity or group (as defined in Section 13(d)(3) of the Exchange Act), as beneficial owner, directly or indirectly, of securities of the Company representing twenty percent (20%) or more of the combined voting power of the then outstanding securities of the Company, (b) a change during any period of two (2) consecutive years of a majority of the Board as constituted as of the beginning of such period, unless the election of each director who was not a director at the beginning of such period was approved by vote of at least two-thirds of the directors then in office who were directors at the beginning of such period, (c) a sale of substantially all of the property and assets of the Company, (d) a merger, consolidation, reorganization or other business combination to which the Company is a party and the consummation of which results in the outstanding voting securities of the Company being exchanged for or converted into cash, property and/or securities not issued by the Company, (e) a merger, consolidation, reorganization or other business combination to which the Company is a party and the consummation of which does not result in the outstanding voting securities of the Company being exchanged for or converted into cash, property and/or securities not issued by the Company, provided that the outstanding voting securities of the Company immediately prior to such business combination (or, if applicable, the securities of the Company into which such voting securities are converted as a result of such business combination) represent less than 50% of the voting power of the Company immediately following such business combination, or (f) any other event constituting a change in control of the Company for purposes of Schedule 14A of Regulation 14A under the Exchange Act.

     Not later than a Change in Control, the Company will transfer to an irrevocable grantor trust (as described in Section 671 of the Internal Revenue
Code), assets equal in value to all accrued obligations under the Deferred Compensation Plan as of the date that is one day after a Change in Control. The Company's obligation to establish and fund such a trust does not affect the Company's obligation to provide benefits payments under the Deferred Compensation Plan to the extent such benefits are not paid out of the assets of the trust.

  Severance Plan.

     On February 2, 1998, the Company's Board of Directors adopted the Computer Sciences Corporation Severance Plan for Senior Management and Key Employees (the "Severance Plan"). The following summary of the Severance Plan is qualified in its entirety by reference to the full text of the Severance Plan, a copy of which is filed as Exhibit (c)(3) to this Schedule 14D-9 and is incorporated herein by reference.

     The Severance Plan provides for certain payments to covered employees ("Participants") in the event of a change in control of the Company. The payment is a multiple of the Participant's annual base salary plus the average annual incentive bonus over the three years prior to the Participant's termination of employment. The multiple is two for all Participants except Mr. Honeycutt, whose multiple is three. Participants are also entitled to receive medical and similar benefits for a period of years equal to the applicable multiple (two or three). On February 2, a total of 17 Participants (including Mr. Honeycutt) were designated to be eligible for benefits under the Severance Plan.

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     Payments are to be made under the Severance Plan if a Participant has a voluntary employment termination for "Good Reason" within 24 months following a Change in Control (as defined in the SERP) or an involuntary employment termination other than for cause within 36 months following a Change in Control. In addition, Mr. Honeycutt is entitled to payments under the Severance Plan if he has a voluntary employment termination, with or without "Good Reason," during the thirteenth month following a Change in Control. No payments under the Severance Plan are due if a Participant's employment is terminated for cause or because of death or disability.

     "Good Reason" is defined generally to include a substantial change or diminution in duties or position, a reduction in annual base salary, a reduction in the aggregate value of all other benefits (subject to certain exceptions), or a relocation of the Participant's principal office of more than 35 miles.

     The Severance Plan further provides that the Company will reimburse Participants for any and all excise taxes which must be paid by the Participants as a consequence of a Change in Control of the Company.

     Disputes between the Participant and the Company regarding the Severance Plan or the amounts payable pursuant thereto will be resolved by final and binding arbitration. Costs of arbitration, including reasonable attorney fees and costs, incurred by a Participant will be paid by the Company if the Participant prevails on any portion of his claims. Such fees and costs will be paid by the Company in advance of the final disposition of such claims, as such fees are incurred, upon receipt of an undertaking by the Participant to repay such amounts if it is ultimately determined that he did not prevail on any portion of his claims.

     Not later than a Change in Control, the Company will deposit not less than $5 million in a grantor trust, as described in Internal Revenue Code Section 671, which shall provide for distribution of amounts to Participants in fulfillment of the Company's obligations to pay their fees and costs as provided in the preceding paragraph. The funding of such trust shall be maintained at not less than $5 million by further deposits by the Company as such payments of fees and costs are made by the trustee or trustees of the trust. Such trust by its terms shall be irrevocable, but shall terminate upon the later of (i) the third anniversary of a Change in Control or (ii) the disposition of all then pending claims under the Severance Plan by final arbitration award and final judgment, all time for appeals having expired, in any judicial proceedings respecting any such claims. Immediately after termination of the trust, any funds remaining in the trust and accumulated interest thereon shall revert to the Company.

     On February 18, 1998, the Company's Board of Directors authorized Mr. Honeycutt to designate up to 150 additional employees as Participants entitled to the benefits described above (with the multiple being two). The benefits would be payable to these additional employees, however, only if the Change in Control resulted in Parent directly or indirectly controlling the Company. As of the date hereof, an additional 135 employees have been designated as Participants under the Severance Plan on the basis described in this paragraph.

  1990 Nonemployee Director Retirement Plan.

     The Company has a 1990 Nonemployee Director Retirement Plan (the "Director Retirement Plan"), which was described in the 1997 Proxy Statement. Effective as of February 2, 1998, the Company amended the Director Retirement Plan to add the provisions described under "Change in Control Provisions" below, and to restate the Plan. The following summary of the material terms of the Director Retirement Plan is qualified in its entirety by reference to the full text of the Director Retirement Plan, as amended and restated, a copy of which has been filed as Exhibit (c)(16) hereto and is incorporated herein by reference.

     Eligibility and Benefits Payments. A participant in the Director Retirement Plan (a "Participant") is any director of the Company who (i) rendered service as a director of the Company during at least part of the period between December 10, 1990 and December 6, 1996; (ii) served as a director of the Company for at least five years; (iii) is not and has never been an employee of the Company; and (iv) attained age 70 prior to December 6, 1996. The Director Retirement Plan provides for annual benefits payments (the "Annual Retirement Benefit") to each Participant equal to the sum of (a) the annualized base retainer for service as a director of the Company (excluding any retainer for service on a committee of the Board of Directors) in

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effect as of the last date upon which the Participant served as a director, plus
(b) the product of (x) the meeting fee in effect as of such date multiplied by
(y) the number of regularly scheduled meetings of the Board of Directors held during the calendar year ending on such date. One-twelfth of the Annual Retirement Benefit is paid each month during the period (the "Benefit Period") commencing on the later of the date the Participant ceased to be a director of the Company or the date the Participant attained age 65, and continuing for a number of years equal to the number of complete years the Participant served as a director of the Company; provided, however, that for any Participant who served as a director of the Company for at least 10 years the Benefit Period continues for 10 years or until any later date upon which the Participant dies. Subject to the provisions described under "Change in Control Provisions" below, all benefits payable under the Director Retirement Plan are paid in cash from the general funds of the Company.

     The Director Retirement Plan provides that, notwithstanding the foregoing, benefits payable to a Participant will be denied or discontinued in the event that a majority of the disinterested directors of the Company determine that (i) such Participant has willfully failed to perform his or her duties as a director of the Company (other than due to a failure resulting from incapacity due to physical or mental illness); (ii) such Participant has failed to be available to offer advice or counsel as may be reasonably requested by the Board of Directors after such Participant's retirement from the Board of Directors; or (iii) such Participant (or, after his death, his designated beneficiary) has willfully engaged in conduct that is in competition with the business of the Company or is materially injurious to the Company.

     Change in Control Provisions. The Director Retirement Plan provides that, not later than the occurrence of a Change in Control (as defined in the SERP), the Company will transfer to an irrevocable grantor trust (as described in Section 671 of the Internal Revenue Code), assets equal in value to all accrued obligations under the Director Retirement Plan as of the date that is one day after a Change in Control. The Company's obligation to establish and fund such a trust does not affect the Company's obligation to provide benefits payments under the terms of the Director Retirement Plan to the extent such benefits are not paid out of the assets of the trust.

     The Director Retirement Plan also provides that, on or after the occurrence of a Change in Control, Section 4 of the Director Retirement Plan (relating to the source of benefits payments) may not be amended.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (A) RECOMMENDATION OF THE BOARD OF DIRECTORS.

     THE BOARD HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS. THE BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

     Copies of a press release announcing the Board's determinations, and a letter to the stockholders of the Company communicating the Board's recommendation, are filed as Exhibits (a)(3) and (a)(4) hereto, respectively, and are incorporated herein by reference.

     (B) REASONS FOR RECOMMENDATION. In reaching its determination and recommendations described in Item 4(a) above, the Board considered a number of factors, including, without limitation, the following:

     (i) The fact that Parent has indicated privately and publicly that it would be willing to pay $114 in a promptly negotiated transaction;

     (ii) The Board's familiarity with, and management's review of, the Company's business, financial condition, results of operations, business strategy and future prospects, including projected results of operations;

     (iii) The fact that the Company is in robust financial condition, as reflected by the Company's 'A' credit rating, and the fact that the Company has achieved a compound annual growth rate of 20.4% in revenue over the past five years, 26.3% increase in income before special items over the past five years, and larger gains in market share and revenue than the Company's primary competitor in 15 of the last 16 quarters;

     (iv) The Board's consideration of information supplied by the Company's financial advisors concerning premiums paid in other takeover transactions, as compared with the premium provided by the Offer; analysis of valuation multiples of revenues, earnings per share, EBITDA and EBIT found in the marketplace generally and in other takeover transactions, as compared with the multiples implicit in the Offer; stock price movements; the performance and prospects of comparable corporations; market capitalization; levered market capitalization; present value of future stock prices and certain additional financial matters;

     (v) The Board's belief that the Company has far greater near- and long-term prospects than are reflected in the Offer;

     (vi) The Board's belief that the Company is unique, and would be impossible or extremely expensive to replicate in the information technology marketplace;

     (vii) Prospects for the Company to grow its business in all of its markets internally and through acquisitions;

     (viii) The importance of a strong financial condition and credit rating in winning large, long-term outsourcing contracts, and the Board's belief that if the Company and Parent were combined, the resulting entity would be irresponsibly leveraged;

     (ix) The Board's belief that the Company's ability to provide independent solutions is a threshold issue for customers who demand platform neutrality, and the Board's belief that acquisition of the Company by Parent would severely compromise this neutrality;

     (x) The fact that approximately 25% of the Company's anticipated revenues for fiscal 1999 are derived from outsourcing contracts that contain change in control provisions that would permit termination if Parent acquires the Company;

     (xi) The potential for loss of key personnel if Parent were to gain control of the Company;

     (xii) The disruptive effect of the Offer on the Company's employees, suppliers and customers;

     (xiii) The numerous conditions to which the Offer is subject, including many conditions that are in the sole discretion of Parent, e.g., Parent's ability, in its sole discretion, to terminate the Offer now or at any later time because, as described in clause (x) above, the Company is a party to material contracts that contain change in control provisions; the satisfaction of other conditions contained in the Offer awaits the decisions by one or more courts of issues raised in lawsuits filed within the last thirty days; and

     (xiv) The Board's and management's commitment to protecting the best interests of the stockholders of the Company and enhancing the value of the Company.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in its evaluation, the Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. In addition, individual members of the Board may have given different weights to different factors.

  Background

     On December 18, 1997, at Parent's request, the Company's Chief Executive Officer, Mr. Honeycutt, met with Parent's Chairman, Mr. Wang and Parent's President, Mr. Kumar. At that meeting, which lasted for approximately one hour, Messrs. Wang and Kumar expressed an interest in the possibility of Parent acquiring the Company and mentioned $100 per share as a possible price. Mr. Honeycutt expressed strong reservations concerning the desirability of such a transaction and indicated his view that the price mentioned by Messrs. Wang and Kumar was far short of an amount that would be of interest to the Board of Directors of the Company. On February 5, 1998, the same three persons held a second meeting, which lasted approximately one and one-half hours, at which Messrs. Wang and Kumar reiterated their interest in acquiring the Company, this time mentioning $98 as a possible price. Mr. Honeycutt again expressed his objections to such a transaction.

     On February 11, 1998, the Company received a widely publicized letter from Parent in which Parent's President proposed that Parent and the Company enter into a consensual merger in which the Company's stockholders would receive $108 per share in cash. The Company scheduled a Board of Directors meeting for February 18, 1998 to consider this proposal. On Sunday, February 15, 1998, an investment banker engaged by Parent orally advised the Company's financial advisor that Parent would be prepared to pay $114 per share in cash for the Company's outstanding Shares if a negotiated transaction were completed promptly. Subsequently, the Company received another widely publicized letter from Parent, which made reference to such conversation. Monday, February 16, 1998, was a Federal holiday. On the morning of February 17, 1998, Parent issued a press release in which it stated that it had filed with the SEC a Schedule 14D-1 and a Preliminary Solicitation and Proxy Statement, as part of a tender offer for the Company. In fact, Parent did not file its Schedule 14D-1 and Preliminary Proxy Statement until approximately 5:20 p.m. on Tuesday, February 17, 1998.

     On February 18, 1998, the Company's Board of Directors met to consider Parent's consensual merger proposal. Neither the Company's Board of Directors nor its financial or legal advisors had, by that time, completed their review of Parent's 181 page Schedule 14D-1 filed the previous night.

     After receiving the advice of the Company's financial and legal advisors, and after a thorough discussion among members of the Board concerning the advantages, disadvantages, risks and problems associated with Parent's consensual merger proposal, the Board of Directors voted unanimously to reject it. The Board of Directors was aware, in taking such action, of the indication by Parent's investment banker that in a negotiated transaction the cash consideration to the Company's stockholders could be $114 per share.

     On February 19, 1998, the Company issued a press release and released a letter from the Company's Chairman and CEO, Van B. Honeycutt, to Parent's Chairman and CEO. The press release and the letter stated that, in the opinion of the Company's Board, Parent's proposal for a consensual merger did not represent fair value for the Company's stockholders and that any effort to combine the Company and Parent would not make business sense. A copy of the press release is attached hereto as Exhibit (a)(1). A copy of the letter follows and is attached hereto as Exhibit (a)(2).

     February 19, 1998

     Mr. Charles Wang
     Chairman and Chief Executive Officer
     Computer Associates International, Inc.
     One Computer Associates Plaza
     Islandia, New York 11788

     Dear Charles:

          Our Board of Directors has met and carefully considered the offer contained in your letter of February 10, 1998 and your subsequent indications that you would offer $114 per share for the stock of Computer Sciences Corporation in a friendly transaction. We have not had the time to review the disclosures in your tender offer and will furnish you our further responses to the tender offer at a later time.

          Our board voted unanimously to reject your proposal and not to enter into negotiations with Computer Associates on the sale of Computer Sciences. We believe that the terms of your proposal do not represent fair value for our shareholders and that any effort to combine Computer Sciences and Computer Associates does not make business sense.

          On the advice of counsel, we have moved to strengthen our protections against your ill-considered and unwelcome attempt to force an acquisition by threatening damage to the value of our company.

          We will utilize every legal means necessary to defeat your attempt and will hold you and your company responsible for any damages we sustain.

          Our rationale for rejecting a merger of our companies is clear and compelling.

          Your Offer Does Not Represent Fair Value

          We believe that CSC has far greater near- and long-term prospects than are reflected in your bid. Based on our assessment of CSC's opportunities for growth in revenues and earnings per share, and the potential such growth has to effect significant appreciation in our stock price, we do not believe your offer rewards our shareholders for the true value of their investment. In addition, your offer fails to recognize that CSC shareholders own a unique asset that is impossible to replicate in the information technology marketplace. CSC is in robust financial condition with a compound annual growth rate of 20.4 percent in revenue over the past five years, and a 26.3 percent increase in income before special items for the same period. We have made larger gains in market share and revenue than our primary competitor in fifteen of the last sixteen quarters. We have won or implemented $6.7 billion in large outsourcing contracts over the past twelve months and our pipeline of major new business prospects is extremely promising.

          CSC is on course to grow our business in all of our markets through strong internal growth and an acquisition strategy designed to enhance our growth in geographic markets, key vertical industries and specialized service segments.

          Combining CSC and CA Does Not Make Sense

          CSC's strong financial condition, as reflected by our 'A' credit rating, is critical to our ability to secure the large, long-term outsourcing contracts that are a key to growth in IT services. A combined CSC and CA would be irresponsibly leveraged and thus have a much lower credit rating and be at a distinct disadvantage in the competition for such business.

          CSC's ability to provide independent solutions is a threshold issue for customers who demand platform neutrality. This neutrality would be severely compromised if CSC were to be acquired by CA and, as a result, we would lose substantial credibility in the marketplace. You have already stated publicly that you would redirect the efforts of many CSC employees to sales and service of CA's software products, a prospect that both our customers and employees would find unacceptable.

          More than 25 percent of CSC's total anticipated revenues for fiscal 1999 are derived from outsourcing contracts that contain change in control provisions which would allow customers who are concerned about such issues to move to another services firm. We have already been notified by a number of such clients that they will either exercise such provisions or curtail or reduce the flow of new business to CSC should a CA takeover occur. In addition, software critical to CSC's data centers and other operations is licensed to CSC under contracts which are terminable by the licensor if CA acquires CSC.

          The most important asset of Computer Sciences is our people. They create sustainable competitive advantage in customer satisfaction and revenue generation, and are the best in the business. It is widely recognized that CSC and CA have dramatically different cultures, and it is clear that many of the very assets you are trying to buy -- our employees -- will decline to join your company.

          Our Board of Directors and our management are committed to maximizing the value of our stockholders' investment, consistent with the highest standards of responsibility to our customers and employees. Consistent with our fiduciary duty to stockholders, we are always prepared to give serious consideration to strategic options which fairly reflect the value of our corporation and which make business sense. Clearly, your offer does neither.

          Charles, we respectfully suggest that you withdraw your offer immediately and move on.

     Sincerely,

     Van B. Honeycutt

     cc: Computer Associates Board of Directors

     ON FEBRUARY 27, THE BOARD MET TO CONSIDER THE OFFER. FOLLOWING PRESENTATIONS BY GOLDMAN, SACHS & CO. AND J.P. MORGAN & CO., INVESTMENT BANKERS, DISCUSSION AMONG BOARD MEMBERS AND QUESTIONING OF THE INVESTMENT BANKERS BY THE BOARD, THE BOARD VOTED UNANIMOUSLY TO RECOMMEND THAT THE COMPANY'S STOCKHOLDERS NOT TENDER THEIR SHARES.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Goldman, Sachs & Co. ("Goldman Sachs") and J.P. Morgan & Co. ("J.P. Morgan") have been retained by the Company to act as its financial advisors with respect to the acquisition proposal which Parent has made for the stock of the Company; Goldman Sachs also has been retained as financial advisor to assist the Company in responding to any other acquisition proposals it may receive or any other attempts to acquire control of the Company. Pursuant to the terms of their engagement letters, Goldman Sachs and J.P. Morgan will receive the following fees for their services:

          (a) a quarterly retainer fee of $2,500,000 for Goldman Sachs and $1,000,000 for J.P Morgan, payable on the first day of each three-month period during which they provide such services; and

          (b) a fee of $10,000,000 for Goldman Sachs and $4,000,000 for J.P. Morgan (with the quarterly retainer fees paid under clause (a) above credited on a one-time basis against such fees), payable on February 11, 1999 and February 13, 1999, respectively, in the event that Parent (and, in the case of J.P. Morgan, any other person) has not, directly or indirectly, become the beneficial owner of more than 50% of the outstanding Shares on or prior to such date.

     The Goldman Sachs engagement letter also provides that in the event that the Company determines to undertake a specific transaction as referred to in such letter, Goldman Sachs will have the right to act on the Company's behalf in connection with such transaction on customary terms and conditions, including customary fee provisions. The J.P. Morgan engagement letter provides that in the event the Company determines to proceed with a sale, merger, consolidation, business combination, or certain other specified transactions, during the term of the engagement the Company will enter into an amendment to the engagement letter providing for fees to J.P. Morgan in an amount to be determined after taking into account the results obtained and the custom and practice among investment bankers acting in similar transactions.

     The Company has also agreed to reimburse Goldman Sachs and J.P. Morgan for their reasonable out-of-pocket expenses, including fees and expenses of counsel, and to indemnify Goldman Sachs and J.P. Morgan and certain related persons against certain liabilities in connection with their engagement.

     Goldman Sachs and J.P. Morgan have each in the past been retained by the Company to render investment banking and advisory services, and each has received reasonable and customary compensation for such services.

     The Company has also retained Bozell Sawyer Miller Group ("BSMG") as a public relations advisor in connection with the Offer, and has retained Morrow & Co., Inc. ("Morrow") to assist the Company in communicating with its stockholders and to provide other services in connection with the Offer. The Company has agreed to pay BSMG and Morrow reasonable and customary compensation for such services, reimburse them for their reasonable out-of-pocket expenses and provide customary indemnities.

     Except as described above, neither the Company nor any person on its behalf has employed, retained or compensated any person or class of persons to make solicitations or recommendations to security holders concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) On February 2, 1998, the Board of Directors of the Company declared a 2-for-1 stock split in the form of a 100% stock dividend with respect to its common stock, par value $1.00 per share (the "Common Stock") payable on March 23, 1998 to the holders of record of Common Stock on March 2, 1998.

     On February 18, 1998, the Board of Directors of the Company authorized and declared a dividend of one preferred stock purchase right (a "New Right") for each share of Common Stock. The dividend was paid on February 27, 1998 to the holders of record of Common Stock as of the close of business on such date. The New Rights will be issued pursuant to a Rights Agreement dated as of February 18, 1998 by and between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "New Rights Agreement"), a copy of which was included as Exhibit 10.23 to the Form 8-A filed by the Company with the Commission on February 25, 1998. The following summary of the New Rights Agreement is qualified in its entirety by reference to the full text of the New Rights Agreement, a copy of which is filed as Exhibit (c)(4) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

     On February 18, 1998, the Board of Directors of the Company also amended the first sentence of Section 3(a) of the Rights Agreement dated as of December 21, 1988, as amended and restated as of August 1, 1996, by and between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Old Rights Agreement"), in order to add the following additional language at the end of such sentence:

     "provided, however, that, notwithstanding anything to the contrary in the foregoing definition of the 'Distribution Date,' clause (ii) of the definition does not apply to the tender offer commenced by CAI Computer Services Corp. on February 17, 1998."

     A copy of the Old Rights Agreement, as amended and restated effective February 18, 1998 is attached as Exhibit (c)(15) hereto and is incorporated herein by reference in its entirety.

     On February 27, 1998, the Board of Directors adopted a resolution redeeming the Old Rights and establishing March 30, 1998 as the record date for payment of the redemption price of 1/6 of 1(c) per Old Right, which will be paid on April 13, 1998.

     The following executive officers of the Company effected the following transactions in the Shares during the past 60 days. No other executive officer, director, affiliate or subsidiary of the Company effected any transaction in the Shares during such period.

          (i) Van B. Honeycutt, Chairman, President and Chief Executive Officer, exercised a stock option and purchased 4,200 Shares for $15.25 per Share on February 20, 1998, the last day prior to the expiration of the option. Mr. Honeycutt retained the Shares acquired upon such exercise.

          (ii) C. Bruce Plowman, Vice President, Corporate and Marketing Communications, exercised a stock option and purchased 3,000 shares of Common Stock for $39.25 per share on January 6, 1998. Mr. Plowman sold these 3,000 shares for $85.06 per share in an open market sale later that day.

     (b) To the best knowledge of the Company, all of its executive officers and directors presently intend to hold, and not tender to Purchaser, all of the Shares which they hold of record or beneficially own.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) As of the date hereof, no negotiation has been or is being undertaken or is underway by the Company in response to the Offer that relates to or could result in one or more of the following or a combination thereof: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

     Management and the Board of Directors of the Company intend to explore and consider all alternatives available to the Company which may provide greater value to stockholders of the Company than the Offer.

Such alternatives could include one or more of the following: (i) maintaining the Company as an independent, publicly-owned corporation in substantially its present form; (ii) acquisition of the Company by another corporation; (iii) acquisition of one or more other corporations or units of other corporations by the Company; (iv) merger or other business combination with another corporation;
(v) divestiture of one or more business units of the Company; (vi) issuance of capital stock of the Company; (vii) incurrence of funded debt by the Company;
(viii) distribution of cash to stockholders of the Company by way of a dividend, open-market stock purchase program or tender offer; (ix) exchange offer of preferred stock or debt securities for Common Stock of the Company; or (x) one or more partnerships, joint ventures or other strategic relationships with other parties. In connection with such exploration and consideration, the Company expects to engage in discussions, and may engage in negotiations, with other parties. The Board of Directors has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to above might jeopardize any discussions or negotiations that the Company might conduct. Accordingly, the Board has adopted a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

     (b) Other than the February 18, 1998 Board resolution to declare a dividend of New Rights and the February 27, 1998 Board resolution to redeem the Old Rights, both of which are described in Item 6(a) hereof, there is no transaction, Board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the matters referred to in clauses (i), (ii), (iii) or (iv) of the first paragraph of Item 7(a) hereof.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     At a meeting on February 16, 1998, the Board adopted an amendment to the Company's Bylaws "opting out" of the "Control Shares" provisions of the Nevada General Corporation Law. The "Control Shares" provisions deny voting rights to shares acquired by a person, with reference to percentage thresholds stated in the provisions, unless a sufficient number of other shares are voted in favor of restoring such voting rights. At its February 18, 1998 meeting, the Board adopted a number of other amendments to the Company's Bylaws designed to protect against hasty, ill-considered, actions to disrupt, remove or replace the Company's Board of Directors with employees of Parent in advance of the Annual Meeting of Stockholders. The amendments are also intended to assure that within the limits of applicable Nevada law the Board of Directors will retain reasonable discretion in scheduling the Annual Meeting in order to assure adequate time for stockholders to be fully informed concerning the Offer and all other alternatives which may be available to them. In addition, the Bylaw amendments conform the provisions for indemnification of directors and officers to provisions covering the same subject set forth in the Restated Articles of Incorporation, and more generally remove or mitigate certain ambiguities in the Bylaws, as they existed prior to such amendments. A copy of the Amended and Restated Bylaws is attached hereto as Exhibit (c)(6).

     The following paragraphs are intended to briefly summarize the substantive changes made in the several Bylaw amendments. They are subject in all respects to the exact language of the amended Bylaws, as set forth in Exhibit (c)(6).

     The amendment of Article II, Section 2 of the Bylaws deletes language from the former provision stating that annual meetings of the stockholders shall be held on the second Monday in August, or at such other time and date as the Board of Directors shall determine. As amended, the reference to the second Monday in August is deleted. The amendment of Article II, Section 3 of the Bylaws removes the ability of holders of a simple majority of the Common Stock to call a special meeting of stockholders, except for a special meeting called to elect directors if an Annual Meeting has not been held for 18 months or if directors were not elected at the last Annual Meeting. The amendment of Article II,
Section 6, which states the general majority voting requirement for action by stockholders, conforms the Bylaws to the Nevada General Corporation Law and adds an explicit cross-reference to supermajority provisions elsewhere in the Bylaws.

     The amendment of Article II, Section 10 increases from 75% to 90% the number of shares required for action by written consent of the stockholders. The amendment of Article II, Section 12 adds a 120-day advance notice requirement for stockholder proposals to be considered at an Annual Meeting. The amendment of Article III, Section 1 removes certain language considered superfluous. The amendment of Article III, Section 2 removes a provision in the Bylaws, as they existed prior to such amendments, pursuant to which the Board could remove any director for cause. The amendment also removes language taken from the Nevada General Corporation Law concerning the 2/3 supermajority of shares required to remove a director of a Nevada corporation. The amendment further provides that, because the Company's charter provides for cumulative voting in the election of directors, the proportion of the outstanding shares required to remove any director must be no less than the proportion equal to (a) one minus (b) the ratio of (x) one divided by (y) the sum of one plus the authorized number of directors. It is the Company's position that such interpretation is consistent with applicable Nevada law, although the Company is aware that Parent has made a contrary assertion in the Nevada federal court lawsuit described in the following paragraph. The amendment of Article III, Section 7 provides that 24 hours' notice is required for special meetings of the Board, if such notice is given orally, or by telegraph, facsimile, or electronic means instead of three days' notice as previously required. The amendment of Article VII revises the indemnification provisions of the Bylaws to mirror the provisions of the Company's Restated Articles of Incorporation. The amendment of Article VIII, Section 1 requires the affirmative vote of more than 80% of the outstanding stock in order to amend or repeal Bylaws by stockholder action.

     From the time that Parent publicly commenced its efforts to acquire the Company, a number of lawsuits involving the Company have been filed. As noted in response to Item 4, on February 10, 1998, Parent sent and publicly disclosed a letter in which it proposed to acquire the Company. On February 11, 1998 a class action lawsuit was filed in Clark County, Nevada district court seeking to enjoin the proposed merger transaction from occurring. Other class action lawsuits were filed in subsequent days by the same counsel seeking contrary relief. On February 17, 1998, the same date on which it filed its Schedule 14D-1 and its Preliminary Solicitation and Proxy Statement, Parent filed suit in the United States District Court for the District of Nevada, captioned Computer Associates International, Inc. v. Computer Sciences Corporation (Case No. CV-S-98-00278-LDG), seeking (i) a declaratory judgment that "Computer Associates
Schedule 14D-1 complies with applicable federal law," (ii) to enjoin the Company from amending its Bylaws in certain respects, (iii) to order the Company to redeem its "poison pill" and to make the provisions of the Nevada Business Combination Statute inapplicable to the Offer by approving the Offer, and (iv) a declaration that certain sections of the Bylaws, in conjunction with certain sections of the Nevada General Corporation Law, inter alia permit a vote or consent of holders of a majority of the outstanding shares of the Company to amend the Bylaws, permit Parent, with the vote of two-thirds of the outstanding voting shares of the Company, to remove a sufficient number of directors to designate a majority of the Board, permit a majority of the Company's stockholders to fill vacancies of removed directors or additional seats on the Board by written consent, prohibit the Company from setting the record date for determining stockholders entitled to give written consents and agent solicitations, require that the Company hold its annual meeting on August 10, 1998 and certain other matters. A copy of Parent's Complaint and Parent's Ex Parte Motion for Expedited Hearing on Claims for Declaratory Relief are attached hereto as Exhibits (c)(7) and (c)(8), respectively. A copy of Parent's brief in support of such Motion and on the merits of the relief requested is attached hereto as Exhibit (c)(9).

     On February 23, 1998, the Company filed its Response of Defendant Computer Sciences Corporation to Plaintiff Computer Associates International, Inc.'s Ex Parte Motion for Expedited Hearing on Claims for Declaratory Relief. The Response, inter alia, pointed out that the amendments adopted to the Company's Bylaws on February 16, 1998 and February 18, 1998 had rendered moot all of the claims in Parent's Complaint other than Parent's claim that its filings with the Securities and Exchange Commission were in compliance with all applicable federal law. The Response also stated that Parent's positions regarding corporate governance had no merit even under the pre-amendment Bylaws. A copy of the Response is attached hereto as Exhibit (c)(10).

     Also on February 23, 1998, Parent filed its Supplemental and Amended Complaint. The Supplemental and Amended Complaint seeks emergency delaratory relief to void the amendments to the Company's Bylaws and to determine definitively the legality of Parent's Proxy Solicitation. Parent also sought an injunction against the use of a "poison pill" and other anti-takeover measures and certain other unspecified actions. A copy of the Supplemental and Amended Complaint is attached hereto as Exhibit (c)(11).

     Also on February 23, 1998, the Company filed a lawsuit in the Superior Court of the State of California for the County of Los Angeles, Central District, captioned Computer Sciences Corporation v. Computer Associates International, Inc., et al.(Case No. BC 186394). This Complaint by the Company included a number of causes of action, including (1) unfair, unlawful, and fraudulent business acts and practices in violation of California Business and Professions Code Sections 17200, et seq., including (a) improper attempt to buy loyalty; (b) attempted economic duress; (c) fraud and deceit; (d) improper intentional interference; and (e) unfair business acts; (2) economic duress; (3) intentional interference with prospective economic advantage and contractual relations; and (4) conspiracy. A copy of the Company's Complaint is attached hereto as Exhibit (c)(12).

     On February 25, 1998, Parent filed its Reply to the Company's Response with the United States District Court for the District of Nevada. A copy of such Reply is attached hereto as Exhibit (c)(17).

     On February 26, 1998, the United States District Court for the District of Nevada issued an Order providing for a hearing on Parent's claims for declaratory relief on March 16, 1998 and rejecting Parent's argument that the Company should be prevented from conducting discovery in connection with Parent's claim for a declaratory judgment that Parent's filings with the Securities and Exchange Commission comply with applicable federal laws, rules and regulations. A copy of the Order is attached hereto as Exhibit (c)(18).

     The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS

(a)(1)  Press release issued by the Company dated February 19, 1998.+

(a)(2)  Letter from Van B. Honeycutt to Charles Wang, dated February 19, 1998.+

(a)(3)  Press release issued by the Company, dated March 2, 1998.*

(a)(4) Letter from Van B. Honeycutt to the Company's Stockholders dated March 2, 1998.*

(c)(1)  Excerpts from the Company's Proxy Statement dated July 2, 1997.+

(c)(2) The Company's Supplemental Executive Retirement Plan, as amended and restated effective as of February 27, 1998.*

(c)(3) The Company's Severance Plan for Senior Management and Key Employees, as amended and restated effective as of February 18, 1998.+

(c)(4) Rights Agreement dated as of February 18, 1998 by and between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.+

(c)(5) The Company's Deferred Compensation Plan, as amended and restated effective as of February 2, 1998.+

(c)(6)  The Company's Bylaws, as amended and restated February 18, 1998.*

(c)(7) Complaint for Injunctive and Declaratory Relief in Computer Associates International, Inc. v. Computer Sciences Corporation, case no. CV-S-98-00278-LDG.+

(c)(8) Ex Parte Motion for Expedited Hearing on Claims for Declaratory Relief in Computer Associates International, Inc. v. Computer Sciences Corporation.+

(c)(9) Brief in Support of Motion for Expedited Hearing on Claims for Declaratory Relief and on the Merits of the Relief Requested in Computer Associates International, Inc. v. Computer Sciences Corporation.+

(c)(10) Response of the Company to the Ex Parte Motion for Expedited Hearing on Claims for Declaratory Relief in Computer Associates International, Inc.
        v. Computer Sciences Corporation.+

(c)(11) Supplemental and Amended Complaint in Computer Associates International, Inc. v. Computer Sciences Corporation.+

(c)(12) Complaint for (1) Unfair, Unlawful, and Fraudulent Business Acts and Practices in violation of California Business and Professions Code Sections 17200 et seq.; (2) Economic Duress; (3) Intentional Interference with Prospective Economic Advantage and Contractual Relations; and (4) Conspiracy in Computer Sciences Corporation v. Computer Associates International, Inc., case no. BC186394.+

(c)(13) Form of Stock Option Agreement.*

(c)(14) Form of Restricted Stock Agreement.*

(c)(15) Amended and Restated Rights Agreement dated as of December 21, 1988, as amended and restated as of February 18, 1998, by and between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.+

(c)(16) The Company's 1990 Nonemployee Director Retirement Plan, as amended and restated effective February 2, 1998.*

(c)(17) Reply of Parent in Computer Associates International, Inc. v. Computer Sciences Corporation.*

(c)(18) Order of the United States District Court for the District of Nevada, dated February 26, 1998.*
------------------------

 + Previously filed.

 * Filed herewith.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                          COMPUTER SCIENCES CORPORATION

                                          By:     /s/ VAN B. HONEYCUTT

                                            ------------------------------------
                                                      Van B. Honeycutt
                                                  Chairman, President and
                                                  Chief Executive Officer

Dated: March 2, 1998

                                 EXHIBIT INDEX

(a)(1)  Press release issued by the Company dated February 19, 1998.+

(a)(2)  Letter from Van B. Honeycutt to Charles Wang, dated February 19, 1998.+

(a)(3)  Press release issued by the Company, dated March 2, 1998.*

(a)(4) Letter from Van B. Honeycutt to the Company's Stockholders dated March 2, 1998.*

(c)(1)  Excerpts from the Company's Proxy Statement dated July 2, 1997.+

(c)(2) The Company's Supplemental Executive Retirement Plan, as amended and restated effective as of February 27, 1998.*

(c)(3) The Company's Severance Plan for Senior Management and Key Employees, as amended and restated effective as of February 18, 1998.+

(c)(4) Rights Agreement dated as of February 18, 1998 by and between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.+

(c)(5) The Company's Deferred Compensation Plan, as amended and restated effective as of February 2, 1998.+

(c)(6)  The Company's Bylaws, as amended and restated February 18, 1998.*

(c)(7) Complaint for Injunctive and Declaratory Relief in Computer Associates International, Inc. v. Computer Sciences Corporation, case no. CV-S-98-00278-LDG.+

(c)(8) Ex Parte Motion for Expedited Hearing on Claims for Declaratory Relief in Computer Associates International, Inc. v. Computer Sciences Corporation.+

(c)(9) Brief in Support of Motion for Expedited Hearing on Claims for Declaratory Relief and on the Merits of the Relief Requested in Computer Associates International, Inc. v. Computer Sciences Corporation.+

(c)(10) Response of the Company to the Ex Parte Motion for Expedited Hearing on Claims for Declaratory Relief in Computer Associates International, Inc.
        v. Computer Sciences Corporation.+

(c)(11) Supplemental and Amended Complaint in Computer Associates International, Inc. v. Computer Sciences Corporation.+

(c)(12) Complaint for (1) Unfair, Unlawful, and Fraudulent Business Acts and Practices in violation of California Business and Professions Code Sections 17200 et seq.; (2) Economic Duress; (3) Intentional Interference with Prospective Economic Advantage and Contractual Relations; and (4) Conspiracy in Computer Sciences Corporation v. Computer Associates International, Inc., case no. BC186394.+

(c)(13) Form of Stock Option Agreement.*

(c)(14) Form of Restricted Stock Agreement.*

(c)(15) Amended and Restated Rights Agreement dated as of December 21, 1988, as amended and restated as of February 18, 1998, by and between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.+

(c)(16) The Company's 1990 Nonemployee Director Retirement Plan, as amended and restated February 2, 1998.*

(c)(17) Reply of Parent in Computer Associates International, Inc. v. Computer Sciences Corporation.*

(c)(18) Order of the United States District Court for the District of Nevada, dated February 26, 1998.*
------------------------

 + Previously filed.

 * Filed herewith.